NSON
REEK
RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE


05008177

FILE No.
82-3874

SUPPL

May 6, 2005


PROCESSING
SECTION
RECEIVED
MAY 1 6 2004
155

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
News Release Dated May 6, 2005

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

for BARBARA O'NEILL

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE **MAY 5, 2005**

News Release: **05-04** Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Acquires New Property

Manson Creek Resources Ltd. (Manson Creek) is pleased to announce the acquisition of a new skarn-type project located 50 kilometres north of Whitehorse, Yukon.

The property consists of 10 properly staked and registered claims located in the Whitehorse mining district of the Yukon. The Cuprum property is located 11km to the west of the Dawson – Whitehorse highway and has ATV access directly to the property.

Reported historical grab samples have returned Copper grades of 0.3 to 17% with multi-gram silver values.

Acquisition terms allow for a 100% interest to be purchased by Manson Creek over 4 years for a total consideration of $75,000 and the issuance of 450,000, subject to a field due diligence period ending July 31, 2005. The property vendor will retain a 2.0% NSR (Net Smelter Royalty), 1.5% of which is purchasable at Manson Creek's election for $1,500,000.00.

This transaction is subject to all required regulatory and exchange approvals.

"Regan Chernish"

Regan Chernish
President and Director

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE **MAY 5, 2005**

News Release: **05-04** Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Acquires New Property

Manson Creek Resources Ltd. (Manson Creek) is pleased to announce the acquisition of a new skarn-type project located 50 kilometres north of Whitehorse, Yukon.

The property consists of 10 properly staked and registered claims located in the Whitehorse mining district of the Yukon. The Cuprum property is located 11km to the west of the Dawson – Whitehorse highway and has ATV access directly to the property.

Reported historical grab samples have returned Copper grades of 0.3 to 17% with multi-gram silver values.

Acquisition terms allow for a 100% interest to be purchased by Manson Creek over 4 years for a total consideration of $75,000 and the issuance of 450,000, subject to a field due diligence period ending July 31, 2005. The property vendor will retain a 2.0% NSR (Net Smelter Royalty), 1.5% of which is purchasable at Manson Creek's election for $1,500,000.00.

This transaction is subject to all required regulatory and exchange approvals.

"Regan Chernish"

Regan Chernish
President and Director

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE **MAY 5, 2005**

News Release: **05-04** Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Acquires New Property

Manson Creek Resources Ltd. (Manson Creek) is pleased to announce the acquisition of a new skarn-type project located 50 kilometres north of Whitehorse, Yukon.

The property consists of 10 properly staked and registered claims located in the Whitehorse mining district of the Yukon. The Cuprum property is located 11km to the west of the Dawson – Whitehorse highway and has ATV access directly to the property.

Reported historical grab samples have returned Copper grades of 0.3 to 17% with multi-gram silver values.

Acquisition terms allow for a 100% interest to be purchased by Manson Creek over 4 years for a total consideration of $75,000 and the issuance of 450,000, subject to a field due diligence period ending July 31, 2005. The property vendor will retain a 2.0% NSR (Net Smelter Royalty), 1.5% of which is purchasable at Manson Creek's election for $1,500,000.00.

This transaction is subject to all required regulatory and exchange approvals.

"Regan Chernish"

Regan Chernish
President and Director